TRANSFER AGENCY AND SERVICE AGREEMENT

TARGET RETIREMENT FUNDS

FEE SCHEDULE

Effective November 1, 2019

Fee Schedule for Services as Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing Agent for the Institutional Class of the following Target Retirement Funds:

Harbor Target Retirement Income Fund

Harbor Target Retirement 2020 Fund

Harbor Target Retirement 2025 Fund

Harbor Target Retirement 2030 Fund

Harbor Target Retirement 2035 Fund

Harbor Target Retirement 2040 Fund

Harbor Target Retirement 2045 Fund

Harbor Target Retirement 2050 Fund

Harbor Target Retirement 2055 Fund

Harbor Target Retirement 2060 Fund

There shall be no fees for the Institutional Class.

All mass mailings to shareholders shall be the responsibility of the Fund, except that Harbor Services Group, Inc. shall provide the Fund with the appropriate mailing labels.

HARBOR FUNDS on behalf of Each of the Funds listed above	HARBOR SERVICES GROUP, INC.

Erik D. Ojala, Chief Compliance Officer	Gregg M. Boland, President